                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                          FLAG Telecom Holdings Limited
                          -----------------------------
                                (Name of Issuer)

                   Common Shares, par value $0.0006 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   G3529L 10 2
                                   -----------
                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                 With copies to:

              Meredith B. Cross                     Fati Sadeghi
         Wilmer, Cutler & Pickering            Senior Corporate Counsel
             2445 M Street, N.W.             Tyco International (US) Inc.
           Washington, D.C. 20037                  One Tyco Park
               (202) 663-6000                    Exeter, NH 03833
                                                  (603) 778-9700


          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 17, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------                         -----------------------
CUSIP No. G3529L 10 2                                   Page 2 of 7 Pages
         -----------------
------------------------------                         -----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                         Tyco International Ltd.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Not applicable


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             15,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------                         -----------------------
CUSIP No. G3529L 10 2                                   Page 3 of 7 Pages
         -----------------
------------------------------                         -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                              TGN Holdings Ltd.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     Not applicable


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             15,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This schedule relates to the beneficial ownership of common shares par value, $0.0006 per share ("Common Shares"), of FLAG Telecom Holdings Limited, a Bermuda company (the "Company"). The principal executive offices of the Company are located at Cedar House, 41 Cedar Avenue, Hamilton HM12 Bermuda.

Item 2. Identity and Background

     (a) - (c) Tyco International Ltd. ("Tyco"), a Bermuda company, is a diversified manufacturing and service company that, through its subsidiaries:

     . designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

     . designs, manufactures and distributes disposable medical supplies and other specialty products;

     . designs, manufactures, installs and services fire detection and suppression systems, installs, monitors and maintains electronic security systems and designs, manufactures, distributes and services specialty valves;

     . designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems; and

     . offers vendor, equipment, commercial, factoring, consumer and structured financing and leasing capabilities through its indirect wholly-owned subsidiary, The CIT Group, Inc., acquired on June 1, 2001.

     Tyco's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833.

     TGN Holdings Ltd. ("TGN Holdings"), a Bermuda company, is a direct wholly-owned subsidiary of Tyco. TGN Holdings is a holding company through which Tyco holds its ownership interest in TyCom Ltd. ("TyCom"). The executive offices of TGN Holdings are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

     Tyco and TGN Holdings are referred to collectively as the "Reporting Persons."

     The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco and TGN Holdings are set forth on Schedules I and II annexed hereto (the "Schedules"), respectively, which are incorporated herein by reference.

     (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On June 19, 2001, TGN Holdings acquired 15,000,000 Common Shares (the "Shares") or 11.18% of the currently outstanding Common Shares using a combination of TGN Holdings' working capital and 5,580,647 TyCom common shares held by TGN Holdings.

Item 4. Purpose of Transaction

     TGN Holdings initially acquired the Shares for investment purposes in a negotiated purchase from Verizon International Holdings Ltd. The Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission on June 29, 2001. This Schedule 13D is being filed by the Reporting Persons to reflect a change in the information previously reported on the Schedule 13G.

     The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. As a result of such evaluation, the Reporting Persons may at any time, and from time to time, take actions that would result in (i) the acquisition or disposition by the Reporting Persons of the Company's securities; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or its subsidiaries; (iv) a change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
(v) a material change in the present capitalization or dividend policy of the Company; (vi) other material changes in the Company's business or corporate structure; (vii) changes to the Company's memorandum of association or bye-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) the Company's securities ceasing to be quoted on the Nasdaq National Market; (ix) the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to those enumerated above.

     In addition, the Reporting Persons may from time to time sell all or a portion of the Shares either pursuant to an effective registration statement the Company is obligated to file in accordance with the registration rights agreement, dated as of June 19, 2001, between the Company, Verizon International Holdings Ltd. and TyCom (the "Registration Rights Agreement"), in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws. Pursuant to the Registration Rights Agreement, TGN Holdings has agreed with the Company that, until June 19, 2003, it will use commercially reasonable efforts to dispose of the Shares in orderly public market sales and that it will not sell more than 750,000 Common Shares in any thirty-day period.

Item 5. Interest in Securities of the Issuer

     (a) As of September 17, 2001, Tyco beneficially owned through TGN Holdings a total of 15,000,000 Common Shares, constituting approximately 11.18% of the 134,139,046 total Common Shares outstanding. The total number of Common Shares outstanding is the number of shares outstanding as of July 31, 2001, as such number was disclosed in the Company's Form 10-Q for the quarterly period ended June 30, 2001, as filed on August 14, 2001.

     (b) Tyco and TGN Holdings have voting and dispositive power with respect to 15,000,000 Common Shares. Neither Tyco nor TGN Holdings has sole voting or dispositive power.

     (c) Except as set forth above, there are no other transactions that were effected during the last sixty days by any of the Reporting Persons with respect to the Common Shares.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Company's bye-laws, each shareholder of the Company holding at least 9% of the issued and outstanding Common Shares has the right to designate one director for each 9% of the issued and outstanding Common Shares held by such shareholder. In exchange for registration rights for the resale of the Shares pursuant to the Registration Rights Agreement, TGN Holdings irrevocably waived its right pursuant to the Company's bye-laws to designate a member of the Company's board of directors.

     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed in the Schedules, and between such persons or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

EXHIBIT

NO.        DESCRIPTION

1.      Joint Filing Agreement

2. Registration Rights Agreement, dated as of June 19, 2001, between the Company, Verizon International Holdings Ltd. and TyCom Ltd. (incorporated by reference to Exhibit 4.8 to the Company's Form 10-Q for the quarterly period ended June 30, 2001, as filed on August 14,
        2001)

3. Letter Agreement, dated as of June 19, 2001, from TGN Holdings Ltd. to the Company

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2001

                                      TYCO INTERNATIONAL LTD.



                                      By: /s/ MARK H. SWARTZ
                                          --------------------------------------
                                      Name:  Mark H. Swartz
                                      Title: Executive Vice President and Chief
                                             Financial Officer




                                      TGN HOLDINGS LTD.

                                      By: /s/ GLEN J. MISKIEWICZ
                                          --------------------------------------
                                      Name:  Glen J. Miskiewicz
                                      Title: Vice President

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND DIRECTORS OF TYCO INTERNATIONAL LTD.

                                                                 Present Principal Occupation
Name and Position Held             Current Business Address      or Employment
L. Dennis Kozlowski                One Tyco Park                 Chairman of the Board, President and Chief
   Chairman of the Board,          Exeter, NH 03833              Executive Officer of Tyco
   President and Chief Executive
   Officer

Lord Michael A. Ashcroft KCMG      Carlisle Holdings Limited     Chairman of Carlisle Holdings Limited
   Director (citizen of Great      60 Market Square
   Britain and Belize)             Belize City, Belize

Joshua M. Berman                   One Town Center Road          Director and Vice President of Tyco
   Director and Vice President     Boca Raton, FL 33486

Richard S. Bodman                  VMS Group                     Managing General Partner of VMS Group
   Director                        2 Wisconsin Circle
                                   Suite 610
                                   Chevy Chase, MD 20815

John F. Fort, III                  1323 North Boulevard          Chairman of the Board of Insilco Corp.
   Director                        Houston, TX 77006

Stephen W. Foss                    Foss Manufacturing Company,   Chairman and Chief Executive Officer of
    Director                       Inc.                          Foss Manufacturing Company, Inc.
                                   380 Lafayette Road
                                   Hampton, NH 03842

Wendy E. Lane                      Lane Holdings, Inc.           Chairman of Lane Holdings, Inc.
   Director                        348 Grove Street
                                   Needham, MA 02492

James S. Pasman, Jr.               One Tyco Park                 Director of CSAM Income Fund, Inc. and
    Director                       Exeter, NH 03833              CSAM Strategic Global Income Fund, Inc.;
                                                                 Trustee of Deutsche Bank VIT Funds and
                                                                 Director of approximately 50 funds in the
                                                                 Warburg Pincus Funds Complex and the
                                                                 Credit Suisse International Funds Complex

W. Peter Slusser                   Slusser Associates, Inc.      President of Slusser Associates, Inc.
   Director                        One Citicorp Center
                                   Suite 5100
                                   153 East 53rd Street
                                   New York, NY 10022

Mark H. Swartz                     One Tyco Park                 Executive Vice President and Chief
   Executive Vice President,       Exeter, NH 03833              Financial Officer of Tyco
   Chief Financial Officer
   and Director

Frank E. Walsh, Jr.                Sandy Hill Foundation         Chairman of Sandy Hill Foundation
   Director                        330 South Street
                                   Morristown, NJ 07962

Joseph F. Welch                    The Bachman Company           President and Chief Executive Officer of
  Director                         50 North Fourth Street        The Bachman Company
                                   Reading, PA 19612

Mark A. Belnick                    One Tyco Park                 Executive Vice President and Chief
   Executive Vice President        Exeter, NH 03833              Corporate Counsel of Tyco
   and Chief Corporate
   Counsel

Jerry R. Boggess                   Three Tyco Park               President of Tyco Fire and
   President of Tyco Fire and      Exeter, NH 03833              Security Services Group
   Security Services Group

Albert R. Gamper, Jr.              The CIT Group, Inc.           President and Chief Executive Officer of
   President and Chief Executive   1211 Avenue of the Americas   The CIT Group, Inc.
   Officer of The CIT Group, Inc.  New York, NY 10036


Neil R. Garvey                     TyCom Ltd.                    President and Chief Executive Officer of
   President and Chief Executive   One Tyco Park                 TyCom Ltd.
   Officer of TyCom Ltd.           Exeter, NH 03833


Juergen W. Gromer                  Postfach Carl Benz Str.       President of Tyco Electronics
   President of Tyco Electronics   12-14
   (citizen of the Federal         64625 Benshiem, Germany
   Republic of Germany)

Richard J. Meelia                  One Tyco Park                 President of Tyco Healthcare
   President of Tyco Healthcare    Exeter, NH 03833              Group
   Group

                                   SCHEDULE II
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                TGN HOLDINGS LTD.

                                                              Present Principal Occupation
Name and Position Held             Current Business Address   or Employment
Byron S. Kalogerou                 The Zurich Centre          President and Assistant Secretary
   Director, President             Second Floor               of TGN Holdings Ltd.
   and Assistant Secretary         90 Pitts Bay Road
                                   Pembroke HM 08, Bermuda

Glen J. Miskiewicz                 The Zurich Centre          Corporate Office Financial
   Director and Vice President     Second Floor               Controller of Tyco International
                                   90 Pitts Bay Road          Ltd.
                                   Pembroke HM 08, Bermuda

Rosalind Johnson                   The Zurich Centre          Corporate Administrator of
   Secretary                       Second Floor               Shareholder Services of Tyco
                                   90 Pitts Bay Road          International Ltd.
                                   Pembroke HM 08, Bermuda
